News
FOR IMMEDIATE RELEASE
BMO Financial Group Announces Issuance of 5.75% Trust Subordinated Notes due 2022
TORONTO, September 19, 2007 – Bank of Montreal (TSX, NYSE: BMO) today announced that BMO Subordinated Notes Trust, a closed-end trust wholly-owned by the Bank, will issue $800 million of Trust Subordinated Notes (the “Notes”). The Notes are fully and unconditionally guaranteed by the Bank on a subordinated basis and will qualify as subordinated debt of the Bank for regulatory purposes.
Interest on the Notes is payable semi-annually at a fixed rate of 5.75% from the date of issue to, but excluding, September 26, 2017, and at a floating rate equal to the rate on 3 month Bankers’ Acceptances plus 1.00% (paid quarterly) thereafter to maturity on September 26, 2022.
BMO Subordinated Notes Trust, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions (Canada), may redeem the Notes, in whole at any time, or in part from time to time, on not less than 30 days and not more than 60 days prior notice to registered holders. If redeemed prior to September 26, 2017, the redemption price will be the greater of the “Canada Yield Price” and par. The Notes are redeemable at par on and after September 26, 2017. The “Canada Yield Price” is the price that would provide a yield from the redemption date to September 26, 2017 equal to the yield that a non-callable issue of Government of Canada bonds would carry from the redemption date to September 26, 2017 plus 0.335%.
In certain circumstances, the Notes may be automatically exchanged for BMO Series E Subordinated Notes. The BMO Series E Subordinated Notes will have substantially the same terms and conditions as the Notes but will be direct subordinated notes issued by the Bank.
The transaction is expected to close on September 26, 2007 and the net proceeds will be used by the Bank for general corporate purposes.
BMO Capital Markets is the lead agent on the issue.
The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell in the United States.

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $359 billion as at July 31, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com (416) 867-7019
Internet: www.bmo.com